One Corporate Center
Rye, NY 10580-1435-1422
    Tel. (914) 921-7732
    Fax (914) 921-5384
    pgoldstein@gabelli.com
GAMCO Asset Management Inc.

April 14, 2010

Via FAX

Peggy Kim, Esq.
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:           Myers Industries, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 9, 2010 by GAMCO Asset Management Inc.
File No. 1-08524

Dear Ms. Kim:

GAMCO Asset Management Inc. (“GAMCO”) responds to your comment letter, dated April 13, 2010, concerning the Preliminary Proxy Statement filed by GAMCO and referenced above.  We are responding to your comments as numbered in your letter.  A revised preliminary proxy statement, as well as a red-lined version, reflecting changes from the earlier submission, are enclosed.  GAMCO appreciates your timely and careful review of our submission.

1.
In response to your comment, the affiliated entities you reference are not involved in soliciting, funding, or otherwise participating in the solicitation of proxies in connection with the Myers 2010 Annual Meeting.  Therefore, they have not been identified as Participants in the preliminary proxy.  The shares of Myers common stock beneficially owned by these entities is included in the shares of affiliates referenced in the preliminary proxy statement (for example, p. 9).

2.	We have revised the table on page 9 to reflect that Mario J. Gabelli is the beneficial owner of 2,170,375 shares of Myers common stock.

3.	We have updated all share ownership information as of April 13, 2010.

4.	We have included a statement of the expenses of the solicitation to date, and an estimate of total expenses of the solicitation.

Please contact me if you require additional information.

Sincerely,
GAMCO Asset Management Inc.

_/s/ Peter D. Goldstein______
By: Peter D. Goldstein
                                                                                            Director of Regulatory Affairs

Enclosures